

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2021

Nicholas Tomashot
Chief Financial Officer
Lazydays Holdings, Inc.
6130 Lazy Days Blvd.
Seffner, Florida 33584

> **Re: Lazydays Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed on November 23, 2021**
> **File No. 333-261315**

Dear Mr. Tomashot:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Dietrich King 202-551-8071 at with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kristin L. Padgett